

February 9, 2015

Via E-mail
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

     RE: **Whitestone REIT**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 28, 2014
                File No. 001-34855

Dear Mr. Holeman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kristi Marrone

                Kristi Marrone
                Staff Accountant